SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel launches multi-sensor Sentinel solid streamer

Paris, France – June 11th 2013

Sercel announces today the launch of Sentinel® MS, its new multi-sensor solid streamer to address the needs of the E&P Industry for ever more detailed and accurate images of the subsurface.

Sentinel MS builds on the success of the Sentinel solid streamer. In addition to the high-quality pressure measurement provided by its hydrophone sensor the new Sentinel MS features two additional acceleration components offering directional measurements for both cross-line and vertical wave fronts, to deliver multi-sensor data sets for enhanced broadband imaging.

Fully compatible with Nautilus®, Sercel’s powerful all-in-one streamer positioning system, Sentinel MS extends marine acquisition capabilities to a new level. The addition of directional measurements to the most advanced low-noise, low-frequency capabilities of Sercel’s Sentinel solid streamer family makes the new Sentinel MS the multi-sensor streamer system of choice in any geophysical environment.

Pascal Rouiller, CEO, Sercel, said: “We have added the Sentinel MS multi-sensor streamer to our Sentinel family to offer the industry the best broadband capabilities as part of our on-going commitment to deliver the highest-end seismic equipment to our customers. With over 5,000 km of Sentinel streamers delivered to date, our Sentinel family, including the Sentinel MS and Sentinel RD, is unmistakably the best solid cable available to the industry today.”

Jean-Georges Malcor, CEO, CGG, said: “Sentinel has played a significant role in the development of broadband marine seismic and is at the heart of our BroadSeisTM and StagSeisTM marine acquisition solutions. With the launch of Sentinel MS, we can now take our long-offset, full-azimuth and broadband marine seismic to the next step in imaging and enhanced illumination of the most complex geologies.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Investor Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 11th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP